Mail Stop 7010


February 13, 2006


Via U.S. mail and facsimile

Mr. Dennis W. Lakomy
Chief Financial Officer
CFC International, Inc.
500 State Street
Chicago Heights, IL 60411

Re:	CFC International, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 17, 2006
File No. 000-27222

Dear Mr. Lakomy:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Rule 13e-3 under the Exchange Act provides that each affiliate engaged in a going private transaction must file a Schedule 13E-3 and furnish the required disclosures. Please advise us as to why you believe that the members of your senior management and the private equity fund sponsor are not affiliates who are engaged in the going private transaction. In particular, we note that senior management will retain their positions with the surviving corporation and also have the right to acquire up to 6% of the surviving corporation`s capital stock. We also note the other benefits received by senior management in connection with the proposed merger discussed under the headings "Interests of Directors and Executive Officers in the Merger" on page 24 and "Equity Financing" on page 21. Please see Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and
Rulemaking Projects Outline dated November 14, 2000.

2. Please advise us as to what consideration you have given to Securities Act registration or an exemption therefrom for the CFCI Holdings shares being offered to members of management.

Summary, page S-1

3. Please relocate the Summary section so that it precedes the Q&A section. See Instruction 2 to Item 1001 of Regulation M-A.

4. Please revise to eliminate information that you repeat in the Summary section and Q&A section. For purposes of eliminating redundancies and grouping like information together, please view the sections as one section. We suggest you discuss the material and substantive disclosure in the Summary section and the procedural questions with short, clear answers in the Q&A section.

Background, page 2

5. Please expand the disclosure in this section to discuss the reasons why the board did not establish a special committee of its independent directors to consider the various strategic alternatives, including the proposed merger. In this regard, we note that three members of senior management serve on the board and it appears they will receive significant benefits in connection with any strategic alternative pursued by your company.

6. Please expand the disclosure in the second paragraph to discuss the reasons why the board decided that it was in the best interests of your stockholders to explore strategic alternatives.

7. We note the disclosure in the fourth paragraph on page 5.
Please
disclose why substantial weight was not given to your stock price following the inclusion of your stock on the IBD 100 Index in March
2005.

8. We note the disclosure in the fourth bullet point under the heading
"Reasons for the Merger" on page 10. Please expand the disclosure in this section to discuss the agreements relating to Mr. Hruby.
9. We note the disclosure in the first bullet point on page 11. Please expand the disclosure in this section to discuss the board`s view of CFCI Holdings` financing commitments and its ability to fund the merger consideration. We note that the bank financing for this transaction is still subject to the negotiation of final documents that will in turn contain various conditions to funding.
Financing
therefore does not appear to be assured, and we note that the merger is subject to a financing condition. In this regard, please also tell us why you do not believe that financial information of CFCI Holdings is material to investors, or include the information contemplated by
Item 14(c)(1) of Schedule 14A. We may have additional comments upon review of your response.

10. We note the disclosure in the eighth bullet point on page 11.
Please expand the disclosure in this section to discuss the role of the principal stockholders in the sales process.

Reasons for the Merger, page 10

11. The factors considered by the board must be explained in sufficient detail so as to enable stockholders to understand them. Conclusory statements or listing of generalized areas of consideration are not sufficient. Please revise to explain in greater detail how each factor supported the board`s determinations.

12. We note the disclosure in the first bullet point. Please disclose the fundamental value determined by Houlihan Lokey.

13. We note the disclosure in the last bullet point on page 11. Please explain how an extension of benefits supports the board`s determinations that the proposed merger is in the best interests of stockholders. In this regard, we note that such a provision is likely to reduce the consideration paid to stockholders because it increases the operating costs of the surviving corporation. In responding to this comment, please address the conflict of interest for senior management, which negotiated this provision and will directly benefit since they will continue to be employees of the surviving corporation.
In addition, please address the benefit extension of 18 months that is discussed in the last sentence under the heading "Employee Obligations" on page 49.

14. We note the disclosure in first bullet point on page 12. Please revise to discuss whether the board considered the relation of the per share purchase price to the trading price of your stock as of a more recent date. We note the disclosure in the section entitled "Public
Market Prices and Premium Paid" on page 16.

15. We note the disclosure in the third bullet point of the discussion regarding the procedural safeguards on page 12. It appears that certain of your directors are also members of senior management. Please explain in greater detail how this item consisted of a procedural safeguard, especially in light of the fact that the investment by management was first raised in March 2005 and appears to have been considered by the board. In this regard, we note the disclosure in the last sentence of the fifth paragraph on page 3.

Opinion of Houlihan Lokey, page 13

16. Please revise the second paragraph to eliminate the qualifications regarding the summary of Houlihan Lokey`s fairness opinion, as stockholders are entitled to solely rely on the disclosure in your information statement. Please also comply with this comment in the first paragraph under the heading "Appraisal Rights" on page 28 and in the second and third sentences of the first paragraph under the heading "The Merger Agreement" on page 35.

17. We note that Houlihan Lokey assumed that the final merger agreement would not differ materially from the draft merger agreement it reviewed in connection with providing its fairness opinion. Please disclose how the merger agreement changed subsequent to the draft Houlihan Lokey reviewed and indicate whether these changes were material.

18. Please revise the disclosure in the second full paragraph on page
15 to clarify that Houlihan Lokey rendered a fairness opinion in
2005
regarding the proposed transaction with Audax.

19. Provide us supplementally with a copy of any board books or similar materials that Houlihan Lokey gave to the board in connection with its presentation.

Use of Houlihan Lokey as a Financial Advisor, page 19

20. Please disclose whether the board considered other financial advisors and, if so, why it selected Houlihan Lokey to act as its financial advisor.

21. Please disclose any instructions the board gave to Houlihan
Lokey
and whether and to what extent the board imposed any limitations on the scope of Houlihan Lokey`s investigations. See Item 1015(b)(6) of
Regulation M-A.

Material U.S. Federal Income Tax Consequences . . . , page 22

22. Please remove the statements that this discussion is "for informational purposes only," as it may suggest to investors that they can not rely on the discussion.


Appraisal Rights, page 28

23. Remove the statement that this is not a "complete summary."
A
summary, by its nature is not complete. The language suggests that you may not have outlined the material provisions of the appraisal rights.

Employee Obligations, page 49

24. We note the disclosure in the last sentence.  Please clarify which
employees will receive the benefit of the 18-month extension.  In addition, please identify those benefits that will be extended for
18
months.

Annex D

25. We note the disclosure in the first sentence of the third paragraph on page 3 that the opinion is "not intended to, and does not, confer any rights or remedies upon any other person." Please be advised that stockholders are entitled to rely on the opinion. Please have Houlihan Lokey revise its opinion accordingly.

26. We note the disclosure in the first sentence of the third paragraph on page 3 that the opinion "is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent." Please have Houlihan Lokey revise its opinion to clarify that it has consented to the use of its opinion in your information statement.

*	*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551- 3760 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Michael J. Boland
Holland & Knight, LLP
131 South Dearborn Street
30th Floor
Chicago, IL 60603
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Mr. Dennis W. Lakomy
CFC International, Inc.
February 13, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE